NEWLINK GENETICS CORPORATION

2503 South Loop Drive

Ames, Iowa 50010

July 18, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:  Ada D. Sarmento

Re:	NewLink Genetics Corporation
Registration Statement on Form S-3, as amended
File No. 333-226366

Acceleration Request
Requested Date:	Monday, July 22, 2019
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-226366) (the “Registration Statement”) to become effective on Monday, July 22, 2019, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

[Signature page follows]

Very truly yours,

NewLink Genetics Corporation

By:	/s/ Charles J. Link, Jr.
Charles J. Link, Jr.
Chief Executive Officer

cc:
Carl W. Langren, NewLink Genetics Corporation
Bradley J. Powers, NewLink Genetics Corporation
James Linfield, Cooley LLP
Judy Lai, Cooley LLP